

Mail Stop 4631

May 1, 2018

Via E-mail
Mr. Bhaskar Rao
Chief Financial Officer
Tempur Sealy International, Inc.
1000 Tempur Way
Lexington, Kentucky 40511

> **Re: Tempur Sealy International, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 1-31922**

Dear Mr. Rao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial information, Page 38

1. We note that Adjusted Gross Profit and Adjusted Operating Income (Expense) reconciliations on pages 40 and 41 appear to present amounts comprised of several adjustments in one line item, making it difficult to fully understand the nature and amount of each non-GAAP adjustment. In future filings, please revise to separately present and quantity each material adjustment in your non-GAAP reconciliations. Alternatively, you may quantify each material adjustment in the footnotes. Refer to Item 10(e) of Regulation S-K.

Notes to Financial Statements

Note 2 "Revision of Previously-Issued Financial Statements" – Page 63

2.   You indicate that you identified errors in previously-issued financial statements associated with a Latin American subsidiary that were immaterial to each of the prior reporting periods affected. You also indicate that you have revised the prior period results in the current filing since the cumulative effect of correcting the errors in 2017 would materially misstate your 2017 financial results. Please tell us:

- The amount, nature and cause of each error;

- How and by whom each error was identified and the originating period of each error;

- Your criteria or policy for assessing materiality of the errors, including an explanation of the quantitative and qualitative factors considered by you in concluding that these errors were not material to your financial statements for 2016, 2015 or any of the prior periods affected by these errors;

- How you considered the identification and correction of these errors in your conclusion that your disclosure controls and procedures and internal controls over financial reporting as of the end of each related period; and

- If the identification and correction of these errors resulted in any changes to your internal control that have materially affected, or is reasonably likely to affect materially, your internal control over financial reporting as of December 31, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at (202) 551-5004 or me at (202) 551- 3768 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction